                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. 1)(1)

                          Universal Display Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91347P105
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Joshua Averill
                          1650 Arch Street, 22nd Floor
                             Philadelphia, PA 19103
                                  215 977-2000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 18, 2006
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [   ]  Rule 13d-1(b)
            [ X ]  Rule 13d-1(c)
            [   ]  Rule 13d-1(d)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760981-10-0
--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Sherwin I. Seligsohn Irrevocable Indenture of Trust dated 7/29/93
        FBO Scott Seligsohn
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   [_]
                                                               (b)   [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION    Philadelphia, Pennsylvania, USA

--------------------------------------------------------------------------------
  NUMBER OF               SOLE VOTING POWER                              0
    SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                          SHARED VOTING POWER                         1,676,000
--------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER                              0
--------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                    1,676,000
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,676,000
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  5.6%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760981-10-0
--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Sherwin I. Seligsohn Irrevocable Indenture of Trust dated 7/29/93
        FBO Lori S. Rubenstein
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   [_]
                                                               (b)   [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION    Philadelphia, Pennsylvania, USA

--------------------------------------------------------------------------------
  NUMBER OF               SOLE VOTING POWER                              0
    SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                          SHARED VOTING POWER                         1,676,000
--------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER                              0
--------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                    1,676,000
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,676,000
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  5.6%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 91347P105
--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Scott Seligsohn
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   [_]
                                                               (b)   [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION    United States

--------------------------------------------------------------------------------
  NUMBER OF               SOLE VOTING POWER                             370,242
    SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                          SHARED VOTING POWER                         3,176,000
--------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER                        370,242
--------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                    3,176,000
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,546,242
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 11.8%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 91347P105
--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Lori S. Rubenstein
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   [_]
                                                               (b)   [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION    United States

--------------------------------------------------------------------------------
  NUMBER OF               SOLE VOTING POWER                             125,000
    SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                          SHARED VOTING POWER                         3,176,000
--------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER                        125,000
--------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                    3,176,000
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,301,000
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   11%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 91347P105
--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Josh Averill
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   [_]
                                                               (b)   [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION    United States

--------------------------------------------------------------------------------
  NUMBER OF               SOLE VOTING POWER
    SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                          SHARED VOTING POWER                         3,176,000
--------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                    3,176,000
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,176,000
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 10.6%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 91347P105
--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Clifford D. Schlesinger
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   [_]
                                                               (b)   [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION    United States

--------------------------------------------------------------------------------
  NUMBER OF               SOLE VOTING POWER                                   0
    SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                          SHARED VOTING POWER                               250
--------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER                              0
--------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                          250
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        250
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                .0008%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(A).        NAME OF ISSUER:

                           Universal Display Corporation (the "Company")

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           375 Phillips Boulevard
                           Ewing, New Jersey 08618

ITEM 2(A).        NAME OF PERSONS FILING:

                           This statement is filed by:

                           A. The Sherwin I. Seligsohn Irrevocable Indenture of Trust FBO Scott Seligsohn ("Seligsohn Trust"), of which Scott Seligsohn ("Seligsohn"), Lori S. Rubenstein ("Rubenstein") and Joshua Averill ("Averill") serve as co-trustees, with respect to (1) the 1,500,000 shares of common stock, par value $0.01 per share ("Common Stock") of Universal Display Corporation (the "Company") owned by it and (2) the 176,000 shares of Common Stock owned by American Biomimetics Corporation (the "ABC Shares"), of which the Seligsohn Trust and the Sherwin I. Seligsohn Irrevocable Indenture of Trust FBO Lori S. Rubenstein ("Rubenstein Trust" and, together with the Seligsohn Trust, the "Trusts") are the principal shareholders.

                           B. The Rubenstein Trust, of which Seligsohn,
                           Rubenstein and Averill serve as co-trustees, with respect to (1) the 1,500,000 shares of Common Stock of the Company owned by it and (2) the ABC Shares.

                           C. Seligsohn with respect to (1) the Common Stock held by the Trusts in his capacity as co-trustee of the Trusts, (2) the ABC Shares in his capacity as co-trustee of Trusts in their capacity as shareholders of American Biomimetics Corporation, (3) 262,750 options to purchase Common Stock and (4) the 107,492 shares of Common Stock owned directly by him.

                           D. Rubenstein with respect to (1) the Common Stock held by the Trusts in her capacity as co-trustee of the Trusts, (2) the ABC Shares in her capacity as co-trustee of Trusts in their capacity as shareholders of American Biomimetics Corporation and
                           (3) the 125,000 shares of Common Stock owned directly by her.

                           E. Averill with respect to (1) the Common Stock held by the Trusts in his capacity as co-trustee of the Trusts, and (2) the ABC Shares in his capacity as co-trustee of Trusts in their capacity as shareholders of ABC Shares.

                           F. Schlesinger with respect to 250 shares of Common Stock owned jointly by Schlesinger and his wife.


                           The Trusts, Seligsohn, Rubenstein, Averill,
                           Schlesinger are hereinafter collectively referred to as the "Reporting Persons."

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           The principal business address of the Trusts is:

                           c/o Joshua Averill, Esquire
                           Wolf, Block, Schorr & Solis-Cohen LLP
                           1650 Arch Street, 22nd Floor
                           Philadelphia, PA 19103

                           The principal business address of Seligsohn and Rubenstein is:

                           375 Phillips Boulevard
                           Ewing, NJ 08618

                           The principal business address of Averill is:

                           Wolf, Block, Schorr & Solis-Cohen LLP
                           1650 Arch Street, 22nd Floor
                           Philadelphia, PA 19103

                           The principal business address of Schlesinger is:

                           Goldman, Sachs & Co.
                           The Mellon Bank Center
                           1735 Market Street, 26th Floor
                           Philadelphia, PA  19103

ITEM 2(C).        CITIZENSHIP:

                           The Trust are trusts formed in Pennsylvania, USA. Seligsohn, Rubenstein, Averill and Schlesinger are all citizens of the United States.


ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                           Common Stock, $0.01 par value per share

ITEM 2(E).        CUSIP NUMBER:

                           91347P105

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE
                  PERSON FILING IS A:           N/A
                      (a) [ ]   Broker or dealer registered under Section 15 of the Exchange Act;

                      (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

                      (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                      (d) [ ]   Investment Company registered under Section 8 of the Investment Company Exchange
                                Act;

                      (e) [ ]   Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                      (f) [ ]   Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g) [ ]   Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h) [ ]   Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

                      (i) [ ]   Church Plan that is excluded from the definition of an Investment Company under
                                Section 3(c)(14) of the Investment Company Act;

                      (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

                  A.      Seligsohn Trust

                  (a)  Amount beneficially owned:                                                          1,676,000
                  (b)  Percent of Class:                                                                        5.6%
                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or direct the vote:                                                0
                       (ii)  Shared power to vote or to direct the vote:                                   1,676,000
                       (iii) Sole power to dispose or direct the disposition of:                                   0
                       (iv)  Shared power to dispose or to direct the disposition of:                      1,676,000

                  B.      Rubenstein Trust

                  (a)  Amount beneficially owned:                                                          1,676,000
                  (b)  Percent of Class:                                                                        5.6%
                  (c)  Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                                 0
                      (ii)  Shared power to vote or to direct the vote:                                    1,676,000
                      (iii) Sole power to dispose or direct the disposition of:                                    0
                      (iv)  Shared power to dispose or to direct the disposition of:                       1,676,000


                  C.      Seligsohn

                  (a) Amount beneficially owned:                                                           3,546,242
                  (b) Percent of Class:                                                                        11.8%
                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                           370,242
                      (ii)  Shared power to vote or to direct the vote:                                    3,176,000
                      (iii) Sole power to dispose or direct the disposition of:                              370,242
                      (iv)  Shared power to dispose or to direct the disposition of:                       3,176,000

                  D.      Rubenstein

                  (a) Amount beneficially owned:                                                           3,301,000
                  (b) Percent of Class:                                                                          11%
                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                           125,000
                      (ii)  Shared power to vote or to direct the vote:                                    3,176,000
                      (iii) Sole power to dispose or direct the disposition of:                              125,000
                      (iv)  Shared power to dispose or to direct the disposition of:                       3,176,000

                  E.       Averill

                  (a) Amount beneficially owned:                                                           3,176,000
                  (b) Percent of Class:                                                                        10.6%
                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                                 0
                      (ii)  Shared power to vote or to direct the vote:                                    3,176,000
                      (iii) Sole power to dispose or direct the disposition of:                                    0
                      (iv)  Shared power to dispose or to direct the disposition of:                       3,176,000


                  F.       Schlesinger

                  (a) Amount beneficially owned:                                                                 250
                  (b) Percent of Class:                                                                       .0008%
                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                                 0
                      (ii)  Shared power to vote or to direct the vote:                                          250
                      (iii) Sole power to dispose or direct the disposition of:                                    0
                      (iv)  Shared power to dispose or to direct the disposition of:                             250

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Schlesinger

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X]

                           As of April 18, 2006, Averill was appointed as successor Co-Trustee to Schlesinger under the Trusts. As such Schlesinger is no longer the beneficial owner of more than 5% of the common stock of the Company.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                           Seligsohn, Rubenstein and Averill are deemed the beneficial owners of greater than 5% of the Common Stock of the Company by virtue of their serving as co-trustees of the Trusts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                           N/A

ITEM 10.          CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Sherwin I. Seligsohn Irrevocable Indenture of Trust dated 7/29/93 FBO Scott Seligsohn

Dated:  April 25, 2006                      By:  /s/ Scott Seligsohn
                                                 -------------------
                                                 Scott Seligsohn, Co-Trustee

Dated:  April 24, 2006                      By:  /s/ Lori S. Rubenstein
                                                 ----------------------
                                                 Lori S. Rubenstein, Co-Trustee

Dated:  April 21, 2006                      By:  /s/ Joshua Averill
                                                 -------------------------------
                                                 Joshua Averill, Co-Trustee

                                    Sherwin I. Seligsohn Irrevocable Indenture of Trust dated 7/29/93 FBO Lori S. Rubenstein

Dated:  April 25, 2006                      By:  /s/ Scott Seligsohn
                                                 -------------------
                                                 Scott Seligsohn, Co-Trustee

Dated:  April 24, 2006                      By:  /s/ Lori S. Rubenstein
                                                 ----------------------
                                                 Lori S. Rubenstein, Co-Trustee

Dated:  April 21, 2006                      By:  /s/ Joshua Averill
                                                 -------------------------------
                                                 Joshua Averill, Co-Trustee


Dated:  April 25, 2006              /s/ Scott Seligsohn
                                    -------------------
                                    Scott Seligsohn

Dated:  April 24, 2006              /s/ Lori S. Rubenstein
                                    ----------------------
                                    Lori S. Rubenstein

Dated:  April 21, 2006              /s/ Joshua Averill
                                    -----------------------------------
                                    Joshua Averill, Co-Trustee

Dated:  April 21, 2006              /s/ Clifford D. Schlesinger
                                    ---------------------------
                                    Clifford D. Schlesinger

                                  EXHIBIT INDEX
                                  -------------


EXHIBITS

1. Joint Filing Agreement, dated April 25, 2006, between the Trusts, Seligsohn, Rubenstein, Averill and Schlesinger.

                                    EXHIBIT 1
                                    ---------



                             JOINT FILING AGREEMENT

         The undersigned hereby agree that this Statement on Schedule 13G/A with respect to the beneficial ownership of shares of Common Stock, par value $0.01 per share, of Universal Display Corporation is filed jointly, on behalf of each of them.

         This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original as against the other parties whose signatures appear hereon, and each of which shall together constitute one and the same instrument. If executed in multiple counterparts, this Agreement shall become binding when any counterpart or counterparts hereof, individually or taken together, bear the signatures of all parties reflected hereon as the signatories.

                                            Sherwin I. Seligsohn Irrevocable Indenture
                                            of Trust dated 7/29/93 FBO Scott Seligsohn

Dated:  April 25, 2006                      By:  /s/ Scott Seligsohn
                                                 -------------------
                                                 Scott Seligsohn, Co-Trustee

Dated:  April 24, 2006                      By:  /s/ Lori S. Rubenstein
                                                 ----------------------
                                                 Lori S. Rubenstein, Co-Trustee

Dated:  April 21, 2006                      By:  /s/ Joshua Averill
                                                 -------------------------------
                                                 Joshua Averill, Co-Trustee

                                            Sherwin I. Seligsohn Irrevocable Indenture
                                            of Trust dated 7/29/93 FBO Lori S. Rubenstein

Dated:  April 25, 2006                      By:  /s/ Scott Seligsohn
                                                 -------------------
                                                 Scott Seligsohn, Co-Trustee

Dated:  April 24, 2006                      By:  /s/ Lori S. Rubenstein
                                                 ----------------------
                                                 Lori S. Rubenstein, Co-Trustee

Dated:  April 21, 2006                      By:  /s/ Joshua Averill
                                                 -------------------------------
                                                 Joshua Averill, Co-Trustee


Dated:  April 25, 2006              /s/ Scott Seligsohn
                                    -------------------
                                    Scott Seligsohn

Dated:  April 24, 2006              /s/ Lori S. Rubenstein
                                    ----------------------
                                    Lori S. Rubenstein

Dated:  April 21, 2006              /s/ Joshua Averill
                                    -----------------------------------
                                    Joshua Averill, Co-Trustee

Dated:  April 21, 2006              /s/ Clifford D. Schlesinger
                                    ---------------------------
                                    Clifford D. Schlesinger